# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: abrdn Income Credit Strategies Fund, CIK 0001503290
CUSIP: 003057205
Title of class of securities: 5.250% Series A Perpetual Preferred Shares (Liquidation Preference $25.00)
Address of issuer's principal executive offices: 1900 MARKET STREET, SUITE 200, PHILADELPHIA, Pennsylvania (PA), 19103
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-21-186368
Filed by CIK 0001610520

## Reporting persons
- UBS Group AG: type of reporting person: bank (BK); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 1,086; sole dispositive power 0; shared dispositive power 750,319; aggregate amount beneficially owned 750,319 (46.9% of the class)

## Item 1. Issuer
Name of issuer: abrdn Income Credit Strategies Fund
Address of issuer's principal executive offices: 1900 MARKET STREET, SUITE 200, PHILADELPHIA, PENNSYLVANIA, 19103

## Item 2. Person Filing
Name of person filing: UBS Group AG
Address of principal business office or, if none, residence:
Bahnhofstrasse 45
PO Box CH-8021
Zurich, Switzerland
Citizenship: Switzerland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK)

## Item 4. Ownership
Amount beneficially owned: 750,319
Percent of class: 46.89
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,086
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 750,319

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: This statement on Schedule 13G is being filed by UBS Group AG on behalf of itself and its wholly owned subsidiary UBS Securities LLC and UBS Financial Services Inc. On 12 June 2023, UBS Group AG acquired Credit Suisse Group AG, succeeding by operation of Swiss law to all assets and liabilities of Credit Suisse Group AG and became the direct or indirect shareholder of all of the former Credit Suisse Group AG's direct and indirect subsidiaries (the Transaction).

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- UBS Group AG: Andrew Johnson, Director (11/01/2024)